Exhibit 3.1.10
OFFICE OF THE SECRETARY OF STATE
AMENDED
CERTIFICATE OF INCORPORATION
WHEREAS, the Amended Certificate of Incorporation of
DOBSON COMMUNICATIONS CORPORATION
has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.
      NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.
      IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

Filed in the city of Oklahoma City this 12th day of July, 2005. Secretary of State

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DOBSON COMMUNICATIONS CORPORATION
           Dobson Communications, an Oklahoma corporation (the “Corporation”),
DOES HEREBY CERTIFY:
      FIRST: That the Corporation’s Board of Directors, by the unanimous written consent of its members, filed with the minutes of the board, duly adopted resolutions setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable, and recommending that the shareholders of the Corporation approve the amendment.
      SECOND: Section 5.1 of the Corporation’s Amended and Restated Certificate of Incorporation is amended to read in its entirety as follows:
      5.1 Authorized Capital Stock. The maximum number of shares of capital stock which the Corporation shall have authority to issue is Four Hundred One Million Thirty Seven Thousand Two Hundred Twenty Six (401,037,226) shares of capital stock, of which Three Hundred Twenty Five Million (325,000,000) shares shall be Class A Common Stock, par value $.001 per share; Seventy Million (70,000,000) shares shall be Class B Common Stock, par value $.001 per share; Four Thousand Two Hundred Twenty Six (4,226) shares shall be Class C Common Stock, par value $.001; and Thirty Three Thousand (33,000) shares shall be Class D Common Stock, par value $.001 per share (the Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock shall collectively be referred to as the “Common Stock”), and of which Six Million (6,000,000) shares shall be preferred stock, par value $1.00 per share (the “Preferred Stock”), of which Forty Six Thousand One Hundred Eighty One (46,181) shares have been designated as 12 1/4% Senior Exchangeable Preferred Stock, Three Hundred Ninety Four Thousand Two Hundred Ninety Seven (394,297) shares have been designated as 13% Senior Exchangeable Preferred Stock due 2009, and One Million Nine Hundred Thousand (1,900,000) shares have been designated as Series F Convertible Preferred Stock. The Common Stock and the Preferred Stock are sometimes referred to herein as the “Capital Stock” of the Corporation.
      THIRD: That, thereafter, the shareholders voted in favor of the amendment pursuant in accordance with the provisions of Section 1077 of the Oklahoma General Corporation Act.
      IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Senior Vice President and attested to by its Assistant Secretary on July 12, 2005.

Ronald L. Ripley, Senior Vice President

Attest:

Trent LeForce, Assistant Secretary